                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              ENCLAVES GROUP, INC.
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   29254E 20 0
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                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 12, 2005
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box. |_|

            NOTE:  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

            *The  remainder  of  this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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CUSIP No. 29254E 20 0                  13D                     Page 2 of 6 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Homes For America Holdings, Inc.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                    OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Nevada
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    290,812,251
 OWNED BY
   EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                290,812,251
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    290,812,251
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    96.7%
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    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 29254E 20 0                  13D                     Page 3 of 6 pages
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     The following  constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as  specifically  set forth.

     Item 2(e) is hereby amended and restated to read as follows:

Item 2.   IDENTITY AND BACKGROUND.

     (e) On October 12, 2005, the Securities and Exchange Commission (the "SEC")
accepted  the  Reporting   Person's  consent  to  the  SEC's  Order  Instituting
Proceedings,  Making Findings,  and Revoking Registration of Securities Pursuant
to Section 12(j) of the Securities Exchange Act of 1934 (the "ORDER").  Pursuant
to the Order,  the SEC concluded that the Reporting Person failed to comply with
Section 13(a) and Rules 13a-1 and 13a-13 of the Securities Exchange Act of 1934,
as amended (the "EXCHANGE ACT"),  while the Reporting  Person's common stock was registered  under Section  12(g) of the Exchange  Act, as the  Reporting  Person
failed to make any periodic  filings  subsequent to the period ending  September
30, 2002. As a result of this failure,  the  Reporting  Person  consented to the
SEC's order that pursuant to Section 12(j) of the Exchange Act, the registration of each class of the Reporting Person's  securities  registered under Section 12 of the Exchange Act be immediately revoked.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 26, 2005, Enclaves Group, Inc.  ("ENCLAVES") effected a 1-for-500 reverse stock split (the "REVERSE  SPLIT").  By virtue of the Reverse Split, the
Reporting Person's beneficial ownership decreased from 148,225,057,111 shares of
Company Common Stock to 290,812,251 shares of Company Common Stock, representing approximately  96.7% of the outstanding Company Common Stock, as calculated on a fully diluted basis.

     Item 5 is hereby amended and restated to read as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  As of  the  filing  date  of  this  Statement,  the  Reporting  Person beneficially  owned  290,812,251  shares of Company  Common Stock,  representing approximately  96.7% of the Company Common Stock.  These 290,812,251  shares are comprised of 77,242,530  shares of Company  Common Stock  currently  held by the
Reporting  Person and  213,569,721  shares of Company Common Stock issuable upon conversion  of the  Reporting  Person's  816,000  shares  of  Company  Series  A
Preferred  Stock. On the date hereof,  there were  87,242,533  shares of Company
Common Stock issued and outstanding.

          To the best  knowledge of the  Reporting  Person,  none of the persons listed on Schedule A beneficially owns any Company Common Stock.

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CUSIP No. 29254E 20 0                  13D                     Page 4 of 6 pages
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     (b) The  Reporting  Person  has the sole  power to direct the vote and sole power to direct the  disposition of Company Common Stock  beneficially  owned by
it.

     (c) The  Reporting  Person has not  effected  any  transactions  in Company
Common Stock during the past 60 days. In addition,  to the best knowledge of the
Reporting  Person,  none of the persons  listed on Schedule A has  effected  any transactions in Company Common Stock during the past 60 days.

     (d) No person other than the  Reporting  Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of  Company  Common  Stock  beneficially  owned by the  Reporting
Person.

     (e) Not applicable.

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CUSIP No. 29254E 20 0                  13D                     Page 5 of 6 pages
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                                   SIGNATURES

      After  reasonable  inquiry and to the best of my knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                        HOMES FOR AMERICA HOLDINGS, INC.

      Date: October 19, 2005            By: /s/ Robert A. MacFarlane
                                           -----------------------------------
                                           Name: Robert A. MacFarlane
                                           Title: Chief Executive Officer

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CUSIP No. 29254E 20 0                  13D                     Page 6 of 6 pages
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                                   Schedule A
                                   ----------

Name                          Business Address                 Position                    Citizenship
----                          ----------------                 --------                    -----------
Robert A. MacFarlane          One Odell Plaza            Chairman, Chief               Unites States of America
                              Yonkers, New York 10701    Executive Officer and
                                                         Director

Robert M. Kohn                One Odell Plaza            President, Chief Operating    Unites States of America
                              Yonkers, New York 10701    Officer and Director

R. Karim Chowdhury            One Odell Plaza            Chief Financial Officer,      Unites States of America
                              Yonkers, New York 10701    Vice President, Secretary,
                                                         Treasurer and Director

Joel S. Heffron               One Odell Plaza            Director                      Unites States of America
                              Yonkers, New York 10701

Daniel G. Hayes               One Odell Plaza            Assistant Secretary and       Unites States of America
                              Yonkers, New York 10701    Director